[redacted]

09058125

CM

SECURI ... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-17925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sciences, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street, 2nd FL
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yun Ying Chien (617)338-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, Suvalle & Salomon, P.C.
(Name – *if individual, state last, first, middle name*)

70 Wells Ave., Suite 200,	Newton	MA	02459
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/24

OATH OR AFFIRMATION

I, Yun Ying Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAO-SHU HO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Sciences, Inc.

Financial Statements and Supplementary Information

December 31, 2008

Financial Sciences, Inc.

Financial Statements and Supplementary Information
December 31, 2008

Table of Contents

THIS REPORT IS DEEMED CONFIDENTIAL IN ACCORDANCE WITH RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

FRIEDMAN
SUVALLE & SALOMON PC
Certified Public Accountants and Business Consultants
Member of CPA Associates International, Inc.

Independent Auditors' Report

The Board of Directors and Shareholders
Financial Sciences, Inc.

We have audited the accompanying statement of financial condition of Financial Sciences, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman, Suvalle & Salomon, PC

Friedman, Suvalle & Salomon, P.C.
Newton, Massachusetts
February 19 , 2009

70 WELLS AVENUE, NEWTON, MA 02459 www.fsscpa.com TEL (617) 641-0040 FAX (617) 641-0090

Financial Sciences, Inc.

Statement of Financial Condition
December 31, 2008

Assets

Current assets		
Cash	$	618,947
Deposit at carrying broker		116,356
Prepaid taxes		36,619
Commission receivable		49,846
Total current assets		821,768
Other assets		
Marketable securities		197,324
Furniture and equipment, net		1,266
Total other assets		198,590
Total assets	$	1,020,358

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	5,699
Stockholders' equity		
Common stock, $30 par value, 5,000 shares authorized, issued and outstanding		150,000
Additional paid-in capital		542,754
Retained earnings		321,905
Total stockholders' equity		1,014,659
Total liabilities and stockholders' equity	$	1,020,358

See independent auditors' report and notes to financial statements.

Financial Sciences, Inc.

Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions and fees	$ 639,986
Interest and dividends	24,106
Net loss from trading securities	(455,580)
	208,512
Expenses	
Compensation and related costs	149,066
Floor brokerage and clearing costs	153,023
Communications and data processing	15,357
Other operating expenses	74,187
	391,633
Net loss before taxes	(183,121)
Provision for income taxes	104,881
Net loss	$ (288,002)

See independent auditors' report and notes to financial statements.

Financial Sciences, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock		Additional	Retained
	Shares	Amount	Paid-in Capital	Earnings
Balance at December 31, 2007 as previously reported	5,000	$ 150,000	$ 542,754	$ 609,907
Net loss	-	-	-	(288,002)
Balance at December 31, 2008	5,000	$ 150,000	$ 542,754	$ 321,905

See independent auditors' report and notes to financial statements.

Financial Sciences, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (288,002)
Adjustments to reconcile net loss to net cash (used) by operating activities:	
Depreciation	155
(Increase) decrease in:	
Deposit at carrying broker	(2,614)
Commission receivable	(11,125)
Prepaid taxes	(31,269)
Marketable securities	160,537
(Decrease) in:	
Accounts payable and accrued expenses	(19,533)
Total adjustments	96,151
Net cash (used) by operating activities	(191,851)
Cash flows from investing activities	
Purchases of furniture and equipment	(1,310)
Net cash (used) by investing activities	(1,310)
Net decrease in cash	(193,161)
Cash, beginning	812,108
Cash, ending	$ 618,947

See independent auditors' report and notes to financial statements.

Financial Sciences, Inc.

Notes to Financial Statements
December 31, 2008

Note 1 – Nature of Operations

The Company, a Massachusetts Corporation that was organized in 1974, is an SEC registered broker-dealer servicing the general public. It is a member of the National Association of Securities Dealers (NASD) as well as various exchanges.

Note 2 – Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation
Office equipment is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $155 for 2008.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Sciences, Inc.

Notes to Financial Statements
December 31, 2008

Note 3 – Property and Equipment

Equipment at December 31, 2008 consists of:

Office equipment	$	6,663
Accumulated depreciation		(5,397)
		1,266

Note 4 – Reserve Requirement

The Company was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3(k).

Note 5 – Income Taxes

The Company has included a provision for income taxes which is calculated based on current tax laws and rates.

Income tax expense at December 31, 2008 consists of:

Current federal income tax expense	$	76,385
Current state income tax expense		28,496
Income tax expense	$	104,881

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

An allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset. As of December 31, 2008, a valuation allowance has been provided against the deferred tax asset, which represents the computed tax on unrealized capital losses:

Deferred tax asset	$	340,203
Valuation adjustment		(340,203)
Deferred tax asset at December 31, 2008	$	-

The deferred tax asset and related valuation adjustment increased by $198,232 for 2008.

Note 6 – Fair Value Measurement

FASB Statement No. 157, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absences of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

1) Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2) Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly.
3) Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned				
Equities	407,365	-	-	407,365
Liabilities				
Financial instruments sold, not yet purchased				
Equities	210,083	-	-	210,083
Net Total	197,282	-	-	197,282

Note 7 – Related Party Transactions

The Company leases its facilities from an officer of the Company on a tenant-at-will basis. The amount of rent expense paid for 2008 was $43,800.

Financial Sciences, Inc.

Notes to Financial Statements
December 31, 2008

Note 8 – Supplemental Disclosures of Cash Flow Statement

For the year ended December 31, 2008, cash payments for income taxes were $160,058.

Note 9 – Concentration of Credit Risks

The Company maintains cash and cash equivalent balances at financial and investment institutions which, at times, may exceed federally and privately insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital under Rule 15c3-1 of $705,544 which was $605,544 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .81 to 1. Net capital as reported in the Company's unaudited Form X-17a-5 as of December 31, 2008 does not differ materially from net capital as stated in this report.

Supplementary Information

FRIEDMAN
SUVALLE & SALOMON PC
Certified Public Accountants and Business Consultants
Member of CPA Associates International, Inc.

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Shareholders
Financial Sciences, Inc.

We have audited the accompanying financial statements of Financial Sciences, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 16, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman, Suvalle & Salomon, PC

Friedman, Suvalle & Salomon
Newton, MA 02459
February 19, 2009

70 WELLS AVENUE, NEWTON, MA 02459 www.fsscpa.com TEL (617) 641-0040 FAX (617) 641-0090

Financial Sciences, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

		Schedule I
Capital as of December 31, 2008		$ 1,014,659
Non-allowed assets:		
Furniture and equipment, net	$ 1,266	
ADP - Worthless Account	42	
Prepaid state income tax	8,205	
Prepaid federal income tax	28,415	
Total Non-allowable assets		(37,928)
Net capital before haircuts		976,731
Haircuts on securities:		
Options (100%)	(210,083)	
Stocks (15%)	(61,105)	
Total haircuts		(271,188)
Net capital before undue concentration		705,543
Undue concentration		-
Net capital as of December 31, 2008		$ 705,543
Aggregate indebtedness		$ 5,699
Minimum net capital requirement (6 2/3% of aggregate indebtedness)		$ 380
Required net capital		$ 100,000
Excess net capital		$ 605,543
Excess net capital at 1,000 percent		
Net capital	705,543	
10% aggregate indebtedness	(570)	
Excess net capital at 1,000 percent		$ 704,973
Ratio: Aggregate indebtedness to net capital		0.81%

See independent auditors' report and notes to financial statements.

Financial Sciences, Inc.

Reconciliation of Net Capital per Audited Computation of Net Capital and Broker/Dealer Unaudited Part II Focus Report
December 31, 2008

Schedule II

Net capital per December 31, 2008 unaudited Part II Focus Report	$ 705,543
Increase (decrease) in net capital:	
Net audit adjustments	367
Correction to nonallowable assets	(367)
	-
Net capital per December 31, 2008	$ 705,543

See independent auditors' report and notes to financial statements.

FRIEDMAN
SUVALLE & SALOMON PC
Certified Public Accountants and Business Consultants
Member of CPA Associates International, Inc.

The Board of Directors and Shareholders
Financial Sciences, Inc.

In planning and performing our audit of the financial statements of Financial Sciences, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

70 WELLS AVENUE, NEWTON, MA 02459 www.fsscpa.com TEL (617) 641-0040 FAX (617) 641-0090

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combinations of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman, Suvalle & Salomon, PC

Friedman, Suvalle & Salomon, P.C.
Newton, MA 02459
February 19, 2009